Exibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ADOPTS SHAREHOLDER RIGHTS PLAN

Calgary, Alberta, October 7, 2011 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX: NOA) (NYSE: NOA) today announced  that its board of directors has approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the outstanding common shares of NAEP.

In the event that a takeover bid is made for NAEP’s common shares in the future, the Rights Plan is intended to provide NAEP’s board with adequate time to assess a takeover bid, to consider alternatives to a takeover bid and to provide NAEP’s shareholders with time to assess a takeover bid. The Rights Plan is similar to those adopted by many other Canadian companies.

According to the terms set out in the Rights Plan, offers that satisfy certain minimum standards designed to protect shareholder interests will be considered to be “Permitted Bids”. Specifically, a Permitted Bid must be made by way of a takeover bid circular that is in conformity with the applicable securities laws, must be made to all existing shareholders of NAEP, must be outstanding for a minimum period of 60 days, and must satisfy certain other conditions.

As per the terms of the Rights Plan, NAEP issued and attached one right (“Right”) to each outstanding common share of NAEP that is held by registered shareholders as of close of business on October 21, 2011. In the event that an unsolicited takeover bid does not meet the applicable requirements to be deemed a Permitted Bid, these Rights will grant shareholders, other than the acquiring person and its affiliates, associates and joint actors, the opportunity to acquire common shares of NAEP at a significant discount to the prevailing market price of the common shares.

NAEP’s board is not aware of any specific takeover bid for NAEP that has been made or is contemplated.

The Rights Plan is not triggered by the existing holdings of any person or group that, as of the close of business on October 7, 2011, holds 20% or more of NAEP’s common shares.  NAEP’s board is not aware of any such person or group.

The Rights Plan is subject to acceptance by the Toronto Stock Exchange.  NAEP intends to put the Rights Plan before the shareholders for ratification.  If the Rights Plan is not ratified by NAEP’s shareholders within 6 months, the Rights Plan and all of the Rights outstanding at the time will terminate.

A copy of the Rights Plan will be filed shortly on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and can also be obtained from NAEP upon written request.

NEWS RELEASE

Forward-Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions.  Such forward-looking statements reflect NAEP’s view with respect to the operation of the Rights Plan and the timing and ratification of the Rights Plan by NAEP’s shareholders.  Forward-looking statements involve known and unknown risks and uncertainties and other factors outside NAEP’s control. A number of factors could cause the operation of the Rights Plan to differ materially from the current expectations as expressed in the forward-looking statements.

See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise these statements.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca